EXHIBIT 11.1

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and nine months ended September 30, 2003 and 2002, included in this report.

Earnings Per Share

Net Income /

Weighted average shares of common stock outstanding for the period

	Three months ended September 30,
	2003	2002
Weighted Average Shares Outstanding	1,538,443	1,538,443

Net Income	$608,923	$675,707

Per Share Amount	$.40	$.44

	Nine months ended September 30,
	2003	2002
Weighted Average Shares Outstanding	1,538,443	1,538,443

Net Income	$1,919,123	$1,959,735

Per Share Amount	$1.25	$1.28

No common stock equivalents exist.

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